Mail Stop 4561

December 22, 2006

Mr. Richard Eppich
President, Enterra Systems Inc.
11 – 1583 Pemberton Avenue
North Vancouver, British Columbia
Canada  V7P 2S4

*By U.S. Mail and facsimile to 604-990-4774*

>    **Re:    Enterra Systems Inc**
>    **Registration Statement on Form SB-2**
>    **Amendment No. 3**
>    **Filed December 11, 2006**
>    **File No. 333-131869**

Dear Mr. Eppich:

        We have reviewed your response and revisions made to your filing as a result of our comment letter dated September 29, 2006 and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form SB-2/A, filed on December 11, 2006

General

1.  Please revise your filing to provide updated financial statements as of October 31, 2006 pursuant to Item 310(g)(2) of Regulation S-B. Similarly, please revise your MD&A to incorporate discussions of these periods in accordance with Item 303(b)(1) of Regulation S-B.

Risks Related to Our Securities, page 9

2.  You state on page 10 that your outstanding principal and accrued interest as of November 30, 2006 on your CMMG debt is $2,077,295, but on page 30 state it is $2,216,345. Please revise your filing accordingly for consistency.

Notes to Financial Statements

Footnote 4. Long Term Debt, page F13

3.  We note your responses to comments 5 and 9 of our letter dated September 29, 2006. We also note your disclosures for both your NRC debt and CMMG debt which state that "as time passes and the loan approaches maturity, financing fees, which are the amortization of the present value discount, are expensed." Please tell us if you are amortizing the debt discounts using the effective interest method as prescribed by paragraph 15 of APB No. 21 and revise your filing accordingly.

Footnote 10. Restatement, page F21

4.  We note the revisions made to your filing as a result of comment 2 of our letter dated September 29, 2006. Please revise your filing to present all financial statement line items affected by the restatement in accordance with paragraph 26(a) of SFAS 154. It appears that you have not presented the impact of the restatement on long-term debt and share issuances to employees for the period ended October 31, 2003 as you have for the other restated periods.

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Spitz at (202) 551-3484 or Lisa Haynes at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or Bill Friar at (202) 551-3418 with any other questions.

Sincerely,


Lisa Haynes
Reviewing Accountant


cc:     Bernard Pinsky
        Clark Wilson LLP Suite 800
         885 West Georgia Street
        Vancouver, British Columbia
        Canada  V6C 3H1